UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Fugitive Media Inc.

Legal status of Issuer:

     Form:

     Corporation

     Jurisdiction of Incorporation/Organization:

     California

     Date of Organization:

     March 27, 2018

Physical Address of Issuer:

9316 Gregory Way, Beverly Hills, CA 90212, United States

Website of Issuer:

https://frequencymachine.com

Current Number of Employees:

2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$115,994	$458,516
Cash & Cash Equivalents	$115,994	$458,516
Accounts Receivable	$0	$0
Current Liabilities	$953,262	$145
Long-term Debt	$10,000	$116,787
Revenues/Sales	$283,954	$55,401
Cost of Goods Sold	$200,670	$84,600
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(371,342)	$(203,066)

Table of Contents

March 31, 2023

Fugitive Media Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Fugitive Media Inc. ("**Frequency Machine,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://frequencymachine.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 31, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Stacey Book
_____
(Signature)

Stacey Book
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Stacey Book
_____
(Signature)

Stacey Book
_____
(Name)

Director
_____
(Title)

March 31, 2023
_____
(Date)

/s/Dominique Ferrari
_____
(Signature)

Dominique Ferrari
_____
(Name)

Director
_____
(Title)

March 31, 2023
_____
(Date)

/s/Avi Glijansky
_____
(Signature)

Avi Glijansky
_____
(Name)

Director
_____
(Title)

March 31, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
March 31, 2023

Fugitive Media Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Fugitive Media Inc., conducting business as Frequency Machine, is a premium podcast production company creating narrative and travel podcasts. The products are monetized through advertising, direct work-for-hire projects, and sales of intellectual property. The Company is currently building an app to further expand travel content and services. The Company was incorporated in California as a corporation on March 27, 2018.

The Company is headquartered and qualified to conduct business in California. The Company also sells its products and services through the Internet and throughout the United States and internationally.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

If we fail to retain existing podcast users or add new users, or if our podcast users decrease their level of engagement with our products, our revenue, financial results, and business may be significantly harmed.

The size of our podcast user base and our users' level of engagement are critical to our success. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining, and engaging active users of our products. If people do not perceive our products to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active user base or engagement levels. Our user engagement patterns have changed over time, and user engagement can be difficult to measure, particularly as we introduce new and different products and services.

Fluctuations in the travel industry could impact demand for our travel podcasts and products.

Changes in user travel patterns could impact demand for our travel podcasts and products. Although we believe that users will still subscribe for our podcasts and products during periods of reduced travel, we still could experience reduced demand for our podcasts or products or could experience slower growth prospects. If this were to occur, it could have an adverse effect on our growth, financial performance and success.

If our podcasts are no longer accessible on their current platforms, or we are unable to add our podcasts to other platforms, our revenue, financial results and business may be significantly harmed.

Our podcasts are available through the Apple Podcasts and Spotify platforms, and among other popular podcast platforms. Our ability to continue providing our podcasts to these platforms depends on maintaining and managing our relationships. Additionally, adding our podcasts to other travel platforms will be dependent on building and growing relationships to obtain access to such platforms. If our podcasts were no longer accessible on our current platforms, or we are unable to add our podcasts to other popular platforms, it could have a significant impact to our revenue, financial results and business.

BUSINESS

Description of the Business

Fugitive Media Inc., conducting business as Frequency Machine ("Frequency Machine"), is a company that creates premium, immersive narrative podcasts and travel podcasts. Every Frequency Machine project is a deep dive into a story – sometimes it is a true story or sometimes it is a work of fiction. Our podcasts are monetized with advertising, paid for by clients or supported by listeners via subscription. We also license our podcast intellectual property to movie and television studios, for development in those mediums. Additionally, we are building a mobile app for the travel market, including travel podcasts and a concierge service, which will be monetized via subscription.

Business Plan

The Company plans to significantly expand its business by primarily investing in technology and development, and through increasing sales and marketing. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Frequency Machine Podcasts	Limited series podcasts including titles: Chicano Squad, Passport, and In The Gap.	Direct to consumer, advertising revenue and branded client, core audience is 25-55 yrs. old podcast listeners. Our consumer is 80% American and 20% international.
Cerca	Mobile travel app including podcast guides and a two-sided market connecting travelers with locals who can answer questions.	Direct to consumers, ages 25-55 yrs. old, travelers and podcast listeners.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

In particular, our main Podcast competitors fall into three main categories, the narrative space, travel space, and travel apps.

Our main competitors in the narrative space include: (i) Vox, which is a podcast that helps you understand the world, from catching up on the most important news stories of the day to grappling with important discussions between deep thinkers to sparking curiosity about scientific mysteries; (ii) Pineapple Street, which produces inventive, award-winning original podcasts, such as multi-episode narratives, investigative journalism, branded series and talk shows; and (iii) Cadence 13, which is a leading podcast studio dedicated to premium storytelling and production.

Our main competitors in the travel space include independent creators, one of which is Rick Steves, who is America's leading authority on travel to Europe and beyond, and who hosts a weekly one-hour conversation with guest experts and callers about travel, culture, people, and things we find around the world that give life its extra sparkle.

Our main competitors in the travel apps space include information sourcing platforms such as: (i) TripAdvisor, which is an American online travel company that operates a website and mobile app with user-generated content, and a comparison shopping website offering online hotel reservations and bookings for transportation, lodging, travel experiences, and restaurants; (ii) TripScout, which is an app that provides a portal for visual discovery by featuring the best articles and videos from top publishers and local influencers for each destination, and allows travelers to turn their inspiration into action as every restaurant, café, shop, or site featured within the content is mapped to one of Tripscout's 100 constantly updated points of interest; (iii) Welcome, which is a series focusing on the difficult work of relationships between colonized, colonizer, and the many in-between categories in three different contexts: Australia, Papua New Guinea and Kenya, telling stories from work as academic researchers, stories about real people in real places; and (iv) Culture Trip, which is a popular millennial and Gen Z-focused travel media brand which has launched its first-ever original podcast series.

Customer Base

The core customer base for our Podcasts and Cerca is Americans, ages 25-55, who are upwardly mobile, with an income generally greater than $75K. The majority of this demographic values travel and prefer authentic cultural experiences, adventure and unique access. The Company also works with brand clients such as Nike, Audible, and Headspace to produce branded audio products, like In The Gap, which is an original podcast for Audible.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6173736	"FREQUENCY MACHINE"	Standard Character Mark	March 17, 2020	October 13, 2020	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Stacey Book	Chief Executive Officer, Co-Founder and Director	CEO and Co-Founder of Fugitive Media Inc., 2018 – Present Responsible for sales, operations, and general CEO responsibilities Head of Content of Detour.com, 2017 – 2018 Responsible for overseeing content strategy, production, roadmap and development, and operations Executive Producer, Detour.com, 2016 – 2017 Responsible for overseeing global content strategy and operations. President of Mac & Me Productions, 2010 – 2017 Responsible for development and sales. Executive Producer, Ryan Seacrest Productions 2013 - 2016 Responsible for content production and development.	New York University, B.F.A., Film and Television, 2002
Dominique Ferrari	Chief Content Officer, Co-Founder, Director	CCO and Co-Founder of Fugitive Media Inc., 2018 – Present Responsible for content development Writer and Producer for Detour.com, 2016 – 2018 Responsible for writing, research, interviews, and managing associate producers Writer for Odd Bird Inc., 2012 – 2018 Responsible for screenwriting Casting Producer, Various shows including The Amazing Race, Survivor, Catfish, 2004 – 2019	American University, B.A., Communications and Media Studies, 2003

		Responsible for casting, managing the logistics of the casting department, and overseeing the contestants during all phases of the show	
Avi Glijansky	Chief Product Officer, Co-Founder, Director	CPO and Co-Founder of Fugitive Media Inc., 2018 – Present Responsible for overseeing development of content, managing production and operations Writer, Director, Producer of Highway 9 Pictures, 2009 – Present Responsible for creating shorts, web series and branded content Executive Producer at Detour, 2016-2018 Responsible for overseeing development and production of US based content.	New York University, B.F.A., Film and Television, 2003
Joshua Book	Head of Product	Head of Product of Fugitive Media Inc., 2021 – Present Responsible for general assembly, web development and immersive Engineering Manager/Senior Manager, Def Method, 2018 - 2021 Responsible for lead engineer on various projects Lead Engineer, Facebook, 2021 Responsible for various infrastructure and web design tools Lead Engineer, Pager, 2017 - 2018 Responsible for various projects	New York University, B.F.A., Film and Television, 2005
Neil Innes	Head of Global Audio	Head of Global Audio of Fugitive Media Inc., 2019 – Present Responsible for heading development and production for Travel division Executive Producer, Passport Podcast, 2019 - Present Responsible for creative direction and management Executive Producer, Detour (Barcelona), 2016 - 2017	West Coast University, Advanced Diploma, Film and Multimedia, 2002

		Responsible for Barcelona content production and development Head of Creative, Icon International, 2014 - 2019 Responsible for leading editorial and development	

Biographical Information

Stacey Book: Stacey is the Chief Executive Officer and Co-Founder of the Company. She is a former television executive with Ryan Seacrest, and has worked on projects for Fox, CBS, and other major networks. As the Head of Content for Detour, Stacey oversaw the scaling of content globally. She previously worked in documentary films, including on projects for Martin Scorsese.

Dominique Ferrari: Dominique is the Chief Content Officer and Co-Founder of the Company. She is a Hollywood Black List screenwriter, with scripts sold to feature film and television production companies. Dominique has a background casting network television, and was on the ground producing and developing the Detour app.

Avi Glijansky: Avi is the Chief Product Officer and Co-Founder of the Company. He comes from the world of independent films, having been a development and production executive responsible for financing and overseeing productions. Avi oversaw US content production for Detour along with engineering operations connected to development of the app and authoring tool.

Joshua Book: Joshua is Head of Product for the Company. He has nearly a decade of experience in tech doing consulting work as a software engineer, design sprint facilitator, and product manager, working with clients such as Walmart, Casper, and Facebook. Prior to his work in the tech field, Joshua spent a decade working in film and television production. Joshua also has extensive experience traveling, having spent roughly half a year in various locations within Latin America.

Neil Innes: Neil is Head of Global Audio for the Company. He has over 20 years of experience producing and developing television and film, and previously headed production in Spain for Detour. Neil is the host and executive producer of the Company's critically acclaimed Passport podcast and is responsible for the creative direction and global production of Cerca audio products.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

On February 17, 2022, the Company authorized an increase to its authorized capital stock to 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). Previously, 1,000,000 shares of Common Stock were authorized. Additionally, on March 14, 2022, the Company established the 2022 Equity Incentive Plan for which 1,000,000 shares are authorized for issuance thereunder. At the filing of this Form C-AR, 1,200,000 shares of Common Stock are issued and outstanding. Additionally, the Company has 85,000 options issued and outstanding and 915,000 options available for issuance under the 2022 Equity Incentive Plan as of the date hereof.

Outstanding Capital Stock

As of the filing of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,200,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the filing of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	85,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type of security	Convertible Note
Amount Outstanding	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	1. Automatic conversion upon qualified financing exceeding the sale of $3 million in preferred stock at 85% of the offering price; 2. Change of control valuation cap of $2 million. 3. Matures upon the occurrence of a qualified financing
Interest Rate	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$350,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	1. Valuation cap of $2,500,000 2. Discount of 15% 3. Pro-rata rights in subsequent equity financing
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$400,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	1. Valuation cap of $20,000,000 2. Discount of 15% 3. Pro-rata rights in subsequent equity financing
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$46,432*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	1. Valuation cap of $20,000,000 2. Discount of 15%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $910 in SAFEs issued to the intermediary.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Loans from Chief Executive Officer
Amount Outstanding	$1,287
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	$100,000	1	Production & Development	May 12, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$350,000	2	Production & Development	June 27, 2019; September 3, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$400,000	3	Production & Development/ Sales and Marketing	October 21, 2021; October 22, 2021; October 27, 2021	Section 4(a)(2)
Sale of Common Stock to Shareholders	$60	600,000	N/A	March 14, 2022	Section 4(a)(2)
Option to Purchase Common Stock	$0	85,000	N/A	May 1, 2022	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$45,522*	84	Product Development and General Working Capital	October 12, 2022	Reg. CF

*Includes $910 in SAFEs issued to the intermediary

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Stacey Book	480,000 shares of Common Stock	40.00%
Dominique Ferrari	360,000 shares of Common Stock	30.00%
Avi Glijansky	360,000 shares of Common Stock	30.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of February 28, 2023, the Company had an aggregate of approximately $114,297 in cash and cash equivalents, leaving the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In October 2022, the Company completed an offering pursuant to Regulation CF and raised $45,522.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) Stacey Book, the Company's Chief Executive Officer and Co-Founder, advanced certain administrative and travel costs related to the launch of the Company in 2018, totaling in the aggregate $1,287. These advances have been classified as loans and bear no interest and have no maturity date.

See the section titled "*Outstanding Debt*" for more information regarding these loans.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
March 31, 2023

Fugitive Media Inc.



Management Report

Frequency Machine
For the period ended December 31, 2022



Prepared by

NJR TAX INC

Prepared on

March 8, 2023

Table of Contents

Profit and Loss

January - December 2022

	Total
INCOME	
Sales	283,713.13
Stripe Income	3.29
Uncategorized Income	238.00
Total Income	**283,954.42**
COST OF GOODS SOLD	
Contractors	171,927.34
Production Expense	28,742.88
Total Cost of Goods Sold	**200,670.22**
GROSS PROFIT	**83,284.20**
EXPENSES	
Advertising and Promotion	8,012.23
Bank Service Charges	209.99
Business License & Permits	25.00
CA Franchise Tax	800.00
Computer and Internet Expenses	8,427.22
Dues and Subscriptions	1,407.57
Education Expense	199.00
Insurance Expense	1,319.25
Meals and Entertainment	2,814.90
Office Supplies	2,707.08
Parking and Toll	31.89
Payroll Expenses	
Taxes	4,914.00
Wages	45,000.00
Total Payroll Expenses	**49,914.00**
Payroll Processing Fees	3,097.81
Payroll Services	
1099	
1099 Bay Area Sound	19,000.00
C. Stories LLC	40,000.00
Caleb Aldrich	8,250.00
Clear Summitt LLC	74,800.00
Cynthia Graner	1,000.00
Dhira Rauch	8,171.62
Gary Grundei	7,990.00
Joshua Book	39,677.42
Kelly Sturges	4,000.00
Kyle Hill	18,100.00
Mohamed Diop	32,600.00
Raybow Pictures LLC	25,000.00
Robbie Lin	26,600.00

	Total
Sarah Hepola	3,000.00
Sarah Lambert	1,000.00
Stephanie Launlu	2,000.00
Two West Entertainment	30,000.00
Victoria Libertone	1,000.00
York Recording	10,062.50
Total 1099	**352,251.54**
Total Payroll Services	**352,251.54**
Postage & Shipping	553.07
Professional Fees	
Accounting	9,446.00
Legal Fees	12,900.00
Total Professional Fees	**22,346.00**
Travel Expense	510.42
Total Expenses	**454,626.97**
NET OPERATING INCOME	-371,342.77
NET INCOME	$ -371,342.77

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Brex Checking (9898)	93,697.42
Cathay Corporate 1574	22,297.27
Total Bank Accounts	**115,994.69**
Total Current Assets	**115,994.69**
Fixed Assets	
Accumulated Depreciation	-7,630.00
Equipment	7,630.00
Total Fixed Assets	**0.00**
TOTAL ASSETS	**$115,994.69**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase 5770	469.98
Total Credit Cards	**469.98**
Other Current Liabilities	
Convertible Notes	948,250.00
Payroll Liabilities	
CA PIT / SDI	649.98
Federal Taxes (941/943/944)	3,766.50
Federal Unemployment (940)	126.00
Total Payroll Liabilities	**4,542.48**
Total Other Current Liabilities	**952,792.48**
Total Current Liabilities	**953,262.46**
Long-Term Liabilities	
EIDL Loan	10,000.00
Total Long-Term Liabilities	**10,000.00**
Total Liabilities	**963,262.46**
Equity	
Capital Stock	39,883.62
Common Stock	5,000.00
Opening Balance Equity	-207,071.06
Retained Earnings	-313,737.56
Net Income	-371,342.77
Total Equity	**-847,267.77**
TOTAL LIABILITIES AND EQUITY	**$115,994.69**

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-371,342.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Chase 5770	325.26
Payroll Liabilities:CA PIT / SDI	649.98
Payroll Liabilities:Federal Taxes (941/943/944)	3,766.50
Payroll Liabilities:Federal Unemployment (940)	126.00
Payroll Liability	9,206.32
Payroll Liability:Taxes	13,293.68
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**27,367.74**
Net cash provided by operating activities	**-343,975.03**
FINANCING ACTIVITIES	
Capital Stock	39,883.62
Opening Balance Equity	-15,750.00
Retained Earnings	-22,679.98
Net cash provided by financing activities	**1,453.64**
NET CASH INCREASE FOR PERIOD	**-342,521.39**
Cash at beginning of period	458,516.08
CASH AT END OF PERIOD	**$115,994.69**